UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Aerosonic Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.40 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    008015307
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Forest W. Whatley, Jr.
                              First Commercial Bank
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209
                                 (205) 868-4888

                                 With a Copy To:

                              T. Kurt Miller, Esq.
                            Johnston Barton Proctor &
                                   Powell LLP
                           2900 AmSouth/Harbert Plaza
                              1901 6th Avenue North
                            Birmingham, Alabama 35203
                                  (205)458-9400
                                 (205) 458-9500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     First Commercial Bank (IRS Identification Number 63-0903880)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     See Item 3 below
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Alabama
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     BK
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1: The statement on Schedule 13D dated July 21, 2004, filed by First Commercial Bank, an Alabama state-chartered bank (the "Bank"), is amended as follows to reflect dispositions by the Bank of all of the Bank's shares of the common stock, par value $0.40 per share of Aerosonic Corporation, a Delaware corporation ("Aerosonic"), which has its principal executive offices at 1212 North Hercules Avenue, Clearwater, Florida 33765.

Item 2: Schedule A of Item 2 is hereby amended and restated in its entirety (See Schedule A, attached)

Item 3:     Item 3 is hereby amended and restated in its entirety as follows:

On July 21, 2004, the Bank filed a Schedule 13D reporting that it had acquired by exercise of its rights as a secured lender 1,096,572 shares, or 28%, of Aerosonic common stock.

As of the date of this filing, the Bank's beneficial ownership of Aerosonic has been reduced to 0 shares, or 0%, of Aerosonic common stock pursuant to two separate private sales by the Bank. Pursuant to these private sales, the Bank sold all of its shares of Aerosonic common stock to the following purchasers at the share prices noted below:

                  Purchaser                           Shares           Price
                  ---------                           ------           -----

         Aerosonic Corporation                       365,524           $6.75
         Athena Capital Management, Inc.             160,000           $6.30
         Hillson Partners LLLP                       263,000           $6.30
         E & B Family Trust                           12,000           $6.30
         Minerva Group                               166,048           $6.30
         Oak Forest Investment Management             65,000           $6.30
         Wilen Management Company, Inc.               65,000           $6.30



Item 4:     Not applicable. See Item 3.

Item 5:     Item 5 is hereby amended and restated in its entirety as follows:

(a) (i)     Amount beneficially owned: 0

    (ii)    Percent of class: 0

(b) Number of shares as to which the person has:

    (i)     sole power to vote or to direct the vote: 0

    (ii)    shared power to vote or to direct the vote: 0

    (iii)   sole power to dispose or to direct the disposition of: 0

    (iv) shared power to dispose or to direct the disposition of: See Item 10 on Cover Pages.

(c) See Item 3.

(d) Not applicable

(e) March 17, 2006

Item 6:     Not applicable.

Item 7:     Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 17, 2006.                       FIRST COMMERCIAL BANK


                                                  By: /s/ Forest W. Whatley, Jr.
                                                     ---------------------------
                                                     Forest W. Whatley, Jr.
                                                     Executive Vice President

                                   SCHEDULE A
                                   ----------


                              FIRST COMMERCIAL BANK
                              ---------------------
                               BOARD OF DIRECTORS
                               ------------------


                               Richard E. Anthony:
                      Chief Executive Officer and President
                             Synovus Financial Corp.
                              Post Office Box 11746
                            Birmingham, Alabama 35202

                                Dr. Leon Ashford
                                Managing Partner
                            Hare Wynn Newell & Newton
                             2025 Third Avenue North
                           8th Floor - Massey Building
                            Birmingham, Alabama 35203

                                 Nelson S. Bean
                                President and CEO
                              First Commercial Bank
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                              F. Dixon Brooke, Jr.
                                President and CEO
                                EBSCO Industries
                              Post Office Box 1943
                            Birmingham, Alabama 35201

                                  John B. Davis
                                    President
                            Davis Development Company
                               P.O. Box 1375 Point
                              Clear, Alabama 36564

                               Elbert A. Drummond
                           Vice Chairman of the Board
                              The Drummond Company
                              Post Office Box 1549
                              Jasper, Alabama 35502

                                  Alan Z. Engel
                                     Partner
                              Crowne Partners, Inc.
                              1015 Financial Center
                              505 North 20th Street
                            Birmingham, Alabama 3523

                               T. Michael Goodrich
                                    President
                                      BE&K
                              Post Office Box 2332
                            Birmingham, Alabama 35201

                                 M. James Gorrie
                                    President
                             Brasfield & Gorrie, LLC
                              Post Office Box 10383
                            Birmingham, Alabama 35202

                               James P. Hayes, Jr.
                                    President
                   Economic Development Partnership of Alabama
                           600 Luckie Drive, Suite 305
                            Birmingham, Alabama 35223

                              Benny M. LaRussa, Jr.
                                    President
                           Sterling Capital Management
                             Post Office Box 530441
                            Birmingham, Alabama 35253

                                 Ronald J. Moore
                                    President
                             Moore Oil Company, Inc.
                             1800 Center Point Road
                            Birmingham, Alabama 35215

                                 Alex W. Newton
                                     Partner
                           Hare, Wynn, Newell & Newton
                             2025 Third Avenue North
                           8th Floor - Massey Building
                            Birmingham, Alabama 35203

                               John T. Oliver, Jr.
                                    Chairman
                          First National Bank of Jasper
                               Post Office Box 581
                            Birmingham, Alabama 35502

                               Michael D. Thompson
                                President and CEO
                            Thompson Tractor Company
                              Post Office Box 10367
                            Birmingham, Alabama 35202

                                Larry D. Thornton
                                    President
                           Thornton Enterprises, Inc.
                          South Point Executive Center
                                    Suite 101
                           2120 Sixteenth Avenue South
                            Birmingham, Alabama 35305

                                Gail A. Trechsel
                                    Director
                            Birmingham Museum of Art
                            2000 Eighth Avenue North
                            Birmingham, Alabama 35203

                              FIRST COMMERCIAL BANK
                              ---------------------
                                 SENIOR OFFICERS
                                 ---------------

                                 Nelson S. Bean
                       President & Chief Executive Officer
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                                  A. Todd Beard
                            Executive Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                                 Lessie O. Brady
                            Executive Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                               Winston T. McCalley
                            Executive Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                                William H. Pitts
                            Executive Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                             Forest W. Whatley, Jr.
                            Executive Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                                James W. Brunstad
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209


                                 Edward T. Deitz
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                                 Fred R. Elliot
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                            Merrill E. Johnston, Jr.
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                              W. Fred Lindsey, Jr.
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                               John A. Marks, Jr.
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                                Dean D. Matthews
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                                Katherine R. Ray
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                               Suzanne R. Seabolt
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                                 T. Lane Wooley
                              Senior Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209

                                   Kay L. Houk
                              First Vice President
                            800 Shades Creek Parkway
                            Birmingham, Alabama 35209